Filed Pursuant to Rule 433

Registration Statement No. 333-252669

Issuer Free Writing Prospectus dated February 4, 2021

Relating to Preliminary Prospectus Supplement dated February 2, 2021

Alibaba Group Holding Limited

Pricing Term Sheet

February 4, 2021

Issuer:	Alibaba Group Holding Limited

Notes Offered:

US$1,500,000,000 2.125% Notes due 2031 (the “2031 Notes”)
US$1,000,000,000 2.700% Notes due 2041 (the “2041 Notes”)
US$1,500,000,000 3.150% Notes due 2051 (the “2051 Notes”)
US$1,000,000,000 3.250% Notes due 2061 (the “2061 Notes” and, together with the 2031 Notes, the 2041 Notes and the 2051 Notes, the “Notes”)

Public Offering Prices:

99.839% of face amount for the 2031 Notes
99.265% of face amount for the 2041 Notes
99.981% of face amount for the 2051 Notes
99.978% of face amount for the 2061 Notes
              in each case, plus accrued interest, if any, from February 9, 2021

Maturity Dates:	2031 Notes: February 9, 2031 2041 Notes: February 9, 2041 2051 Notes: February 9, 2051 2061 Notes: February 9, 2061

Coupon:	2031 Notes: 2.125% per annum 2041 Notes: 2.700% per annum 2051 Notes: 3.150% per annum 2061 Notes: 3.250% per annum

Interest Payment Dates:	August 9 and February 9, commencing August 9, 2021, and at maturity.

Record Dates:	July 20 and January 20 of each year.

Re-offer Yield:	2.143% for the 2031 Notes 2.748% for the 2041 Notes 3.151% for the 2051 Notes 3.251% for the 2061 Notes

Treasury Spread:

1.143% for the 2031 Notes vs. UST 0.875% due November 2030
1.748% for the 2041 Notes vs. UST 1.375% due November 2040
1.951% for the 2051 Notes vs. UST 1.375% due August 2050
1.951% for the 2061 Notes vs. UST 1.375% due August 2050

Trade Date:	February 4, 2021

Settlement Date:	February 9, 2021 (T+3)

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof

Optional Redemption:

The Issuer may redeem the 2031 Notes at any time prior to November 9, 2030, the 2041 Notes at any time prior to August  9, 2040, the 2051 Notes at any time prior to August  9, 2050, and the 2061 Notes at any time prior to August  9, 2060, in each case, in whole or in part, upon giving not less than 30 days’ nor more than 60 days’ notice, at a price equal to the greater of (i) 100% of the principal amount of the applicable Notes to be redeemed, and (ii) the make-whole amount (as defined below), plus, in each case, accrued and unpaid interest, if any, to (but not including) the redemption date. The Issuer may also redeem the 2031 Notes, at any time from or after November 9, 2030, the 2041 Notes, at any time from or after August 9, 2040, the 2051 Notes, at any time from or after August 9, 2050, and the 2061 Notes, at any time from or after August 9, 2060, in each case, in whole or in part, upon giving not less than 30 days’ nor more than 60 days’ notice, at 100% of the principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest, if any, to (but not including) the redemption date.

Make-Whole Amount:

The amount determined by the Paying Agent on the fifth Business Day before the redemption date equal to the sum of (i) the present value of the principal amount of the applicable Notes to be redeemed, assuming a scheduled repayment thereof on the stated maturity date, plus (ii) the present value of the remaining scheduled payments of interest on such Notes to and including the stated maturity date (exclusive of interest accrued to the redemption date), in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed) at the Treasury Yield plus 20 basis points in the case of the 2031 Notes, plus 20 basis points in the case of the 2041 Notes, plus 25 basis points in the case of the 2051 Notes and plus 30 basis points in the case of the 2061 Notes.

Format:	SEC registered

Listing:

Approval in-principle has been received for the listing and quotation of the Notes on the SGX-ST. No assurance is made that the application to the SGX-ST will be approved. The offering and settlement of the notes are not conditional on obtaining such listing. For so long as any of the Notes are listed and quoted on the SGX-ST and the rules of the SGX-ST so require, such Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000.

Ratings*:	“A1 Stable” by Moody’s, “A+ Stable” by S&P and “A+ Stable” by Fitch

Governing Law:	The Notes and the indenture governing the Notes will be governed by New York Law.

CUSIP / ISIN:	2031 Notes: 01609W AX0 / US01609WAX02 2041 Notes: 01609W AY8 / US01609WAY84 2051 Notes: 01609W AZ5 / US01609WAZ59 2061 Notes: 01609W BA9 / US01609WBA99

Ranking:	Senior unsecured

Joint Bookrunners:	Citigroup Global Markets Inc. Credit Suisse (Hong Kong) Limited Morgan Stanley & Co. LLC J.P. Morgan Securities LLC China International Capital Corporation Hong Kong Securities Limited

Co-Managers:

Australia and New Zealand Banking Group Limited
Bank of China (Hong Kong) Limited
BNP Paribas
DBS Bank Ltd.
The Hongkong and Shanghai Banking Corporation Limited
ING Bank N.V., Singapore Branch
Mizuho Securities Asia Limited
Wells Fargo Securities, LLC

Use of Proceeds:

The estimated net proceeds of the sale of the Notes (excluding the Sustainability Notes) after deducting estimated underwriting discounts and commissions and estimated pro rata expenses payable in connection with the offering of such notes will be approximately US$3,976 million, which we intend to use for general corporate purposes, including working capital needs, repayment of offshore debt and potential acquisitions of or investments in complementary businesses.

The estimated net proceeds of the sale of the Sustainability Notes after deducting estimated underwriting discounts and commissions and estimated pro rata expenses payable in connection with the offering of the Sustainability Notes will be approximately US$987 million, which we intend to allocate to finance or refinance, in whole or in part, one or more of our new or existing eligible projects.

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating. See “Risk Factors — Risks Related to the Notes — Changes in our credit ratings may materially reduce the price of the Notes.” in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the accompanying prospectus supplement and documents incorporated by reference therein, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and any accompanying prospectus supplement if you request it by contacting Citigroup at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 1-800-831-9146, or by emailing prospectus@citi.com; Credit Suisse at Level 88, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, ATTN: IBCM Legal, by calling +852 2101 6000, or by emailing list.apacibcmlegal@credit-suisse.com; Morgan Stanley at 180 Varick Street, New York, New York 10014, by calling 1-866-718-1649, or by emailing prospectus@morganstanley.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, ATTN: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: 1-866-803-9204; China International Capital Corporation Hong Kong Securities Limited at 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong by emailing g_prospectus@cicc.com.cn.

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